Filed by XO Communications, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Allegiance Telecom, Inc.
                                                 Commission File No. 000-24509


  Leading Competitive Local Exchange Carriers Offer Incumbent Carriers Proposal
                     to Promote Facilities-Based Competition

WASHINGTON, DC - May 6, 2004 - A group of the nation's leading facilities-based Competitive Local Exchange Carriers (CLECs) announced a proposal to incumbent local exchange carriers that would promote facilities-based competition, which currently delivers innovative services, lower prices and more choices for millions of businesses across the country. This proposal, which was recently presented to Verizon Communications Inc. (NYSE: VZ), SBC Communications Inc. (NYSE: SBC), BellSouth Corporation (NYSE: BLS), Qwest Communications International Inc. (NYSE: Q) and Sprint (NYSE: FON) - collectively the "ILECs" - was made in response to the Federal Communications Commission's call for negotiations to "provide certainty and preserve the benefits of competition" in response to a federal appeals court's ruling vacating and remanding portions of the FCC's unbundling rules.

The CLECs making this proposal, Allegiance Telecom (OTCBB: ALGXQ.OB), KMC Telecom, NewSouth Communications, NuVox Communications, XO Communications, Inc. (OTCBB: XOCM.OB), and Xspedius Communications, are offering a joint proposal that would promote commercially viable access to the ILECs' high speed local loops and transmission facilities. Under the proposal, the facilities-based CLECs will agree to pay negotiated prices for high capacity dedicated transmission facilities in exchange for guaranteed access to those dedicated facilities used primarily to serve small to medium sized business customers. The CLEC proposal focuses on access to network elements utilized by facilities-based providers to extend the reach of their networks to serve business customers, in contrast to previous proposals that have focused principally on the unbundled network element platform (UNE-P) used to serve mass market customers.

The facilities-based CLECs are proposing a long-term, five-year minimum, agreement that provides certainty for high capacity transport facilities used to supply services to business customers. The proposal compensates ILECs fairly and provides financial incentives for further facilities-based network investment and deployment. The proposal further recommends that the industry work together to develop systems and processes for electronic ordering and transfer among alternative carriers' facilities. Specifically, the proposal includes:

o Access to transport facilities with a capacity of 45 MB will be made available at negotiated rates. In addition, access to dark fiber facilities will be made available at negotiated rates.
o Access to T1 transport facilities, which typically are used to serve business customers, will continue to be made available at existing state approved cost-based rates.
o The above pricing framework would apply for all transport connections, without the need for completion of the extensive state commission impairment proceedings. Even though those proceedings demonstrated that the ILECs were not eligible for increased pricing on over 95% of local transport routes, the joint proposal applies higher negotiated rates to all transport

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     routes in the spirit of compromise and in order to eliminate the need for additional state proceedings.
o Unbundled local loops, which were not affected by the court's decision, will remain ubiquitously available according to the FCC's unbundling rules.
o In addition, the CLECs are willing to negotiate terms to implement the FCC's compromises on combinations of high capacity facilities and on access to optical facilities.

The CLECs have extended the offer to the ILECs and are waiting for a response to the joint proposal. Up to this point, ILECs have been playing a game of brinksmanship with business customers by threatening to replace all high capacity unbundled network elements, with significantly higher priced tariff services, without engaging in the negotiations called for by the FCC. They have failed to offer any viable commercial alternative for competitive carriers.

According to a report released by the Small Business Administration in March 2004, facilities based CLECs serve twenty two percent of the small business customers in the United States. Since the passage of the Telecommunications Act of 1996, these carriers have invested over $75 billion to build advanced networks to deliver broadband services and bring increased choices and savings for consumers and businesses. Increased competition saves consumers approximately $10 billion each year. In 2003, competition saved small and medium-sized businesses more than $4 billion. Today annual revenue from the CLEC industry approaches $46 billion and CLECs employ over 60,000 persons primarily in high tech skilled jobs. A negotiated settlement would ensure the continuation of this competition, which has brought more choices, innovative services and cost savings for businesses.

About Allegiance Telecom

Allegiance Telecom is a facilities-based national local exchange carrier headquartered in Dallas, Texas. As the leader in competitive local service for medium and small businesses, Allegiance offers "One source for business telecomTM" - a complete package of telecommunications services, including local, long distance, international calling, high-speed data transmission and Internet services and a full suite of customer premise communications equipment and service offerings. Allegiance serves 36 major metropolitan areas in the U.S. with its single source provider approach. Allegiance's common stock is traded on the Over the Counter Bulletin Board under the symbol ALGXQ.OB. On February 13, 2004, Allegiance selected XO Communications Inc. as the winning bidder to purchase substantially all of the assets of Allegiance Telecom.

About KMC Telecom

KMC Telecom is a nationwide facilities-based provider of next-generation telecommunications infrastructure and services at the network edge, providing fiber-based, integrated data, voice and Internet infrastructure communications services. KMC offers these services to businesses, governments and institutional end-users, Internet service providers, long distance carriers and wireless service providers. KMC's business has two distinct components: the Advanced Communications Services (ACS) division, serving communications-intensive customers in markets with a population between 100,000 and 750,000 and the Data Services division, through


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its data subsidiaries, providing data services on a nationwide basis. For more information, visit www.kmctelecom.com.

About New South Communications

Headquartered in Greenville, South Carolina, NewSouth Communications is a privately held broadband Integrated Communications Provider (ICP) serving business customers in Florida, Georgia, South Carolina, North Carolina, Tennessee, Alabama, Kentucky, Mississippi, and Louisiana. Founded in 1997, the company offers a comprehensive selection of data, Internet, voice, and other advanced communications solutions. NewSouth has completed its network, which includes Cisco packet-based switches, Lucent Technologies, Inc. AnyMedia(TM) 5ESS-2000 switches, and Siemens Information and Communications Networks EWSD digital switches. For more information, visit www.newsouth.com.

About NuVox Communications

NuVox Communications is a privately held integrated communications provider based in St. Louis, Missouri. NuVox has been a leader in the delivery of bundled voice and broadband internet service,\bringing to smaller businesses the type of cost savings and advanced services that historically had only been available to the largest business enterprises. NuVox offers local exchange and long-distance voice and data, broadband internet access and related services to 20,000 small and medium-sized business customers across 30 cities in 13 states across the Southeast and Midwest through use of its own facilities (customer premises-based integrated access devices, 200 collocations and advanced voice and data switches), combined with unbundled network elements leased from incumbent local exchange companies. For more information, visit www.nuvox.com.

About XO Communications

XO Communications is a leading broadband telecommunications services provider offering a complete portfolio of telecommunications services, including: local and long distance voice, Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.

About Xspedius Communications

Xspedius Communications, Inc is a privately held Integrated Communications Provider headquartered in O'Fallon, Missouri. Xspedius leverages significant metro fiber networks in 38 markets and voice switched networks in 31 markets to provide a comprehensive suite of voice and data communications services, including local, long distance, enhanced data, Internet,


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collocation, managed services and metro special access to business customers and
Carrier customers in 55 major cities. For additional information visit www.xspedius.com.

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Media Contacts:

Allegiance Telecom
Jerry Ostergaard
Tel: (630) 522-5261

KMC Telecom
Susanne Curry
Tel: (908) 470-2190

New South Communications
Susanne Hite
Tel: (864) 672-5097

NuVox Communications
Ed Cadieux
Tel: (636) 537-5743

XO Communications
Chad Couser
Tel: (703) 547-2746

Xspedius Communications
Diane Harlow
Tel: (636)-625-7392

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The statements contained in this release that are not historical facts are
"forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q. This press release shall not constitute an offer of any securities for sale. The proposed transaction between XO Communications and Allegiance is included in the proposed plan of reorganization that has been submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any


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such registration statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the Form 8-K filed by XO in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO and Allegiance at the SEC's web site, www.sec.gov. Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.


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